SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Rio de Janeiro, Brasil – May 3, 2005

Embratel Participações S.A.
BOVESPA: EBTP3, EBTP4; NYSE: EMT

The Company holds 98.8% of
Empresa Brasileira de Telecomunicações S.A.
(“Embratel”).

ANNOUNCEMENT THE RESULTS OF THE SHARES ACQUIRED DURING THE
PUBLIC AUCTION OF UNSUBSCRIBED SHARES
(Free Translation)

Embratel Participações S.A., announces that the unsubscribed common and preferred shares by the company’s shareholders during the preemptive rights exercise period were offered at an auction held today at the São Paulo Stock Exchange (BOVESPA). All shares were acquired. The ordinary shares offered, a total of 186,223, were acquired at a price of R$4.31 and the preferred shares offered, a total of 72,706,957, were acquired at a minimum price of R$4.30.

As a result of exercising their preemptive rights and acquiring shares in the auction today, Telefonos de Mexico S.A. de C.V. (“Telmex”) controlling stake, held through Startel, New Startel, Telmex Solutions and Consertel, increased to 95.14% of the common shares, 45.40% of the preferred shares and 63.90% of the total capital.

With the above mentioned auction, the company’s capital increase, approved by the Board of Directors on February 3, 2005 and re-ratified in February 23, 2005, is concluded with the entire subscription of the shares offered. After the ratification by the Board of Directors of the capital increase, the company’s capital will be of R$4,096,713,387.00, with the ownership structure below:

Shareholders	Common	%	Preferred	%	Total	%

Startel Participações Ltda[1]	148,345,868,474	52.60%	118,103,552,586	24.80%	266,449,421,060	35.14%
New Startel Participações Ltda[1]	5,619,208,511	1. 99%	4,470,908,233	0.94%	10,090,116,744	1.33%
Telmex Solutions Telecommunications[1]	114,368,209,714	40.55%	90,996,760,410	19.11%	205,364,970,124	27.08%
Consertel[1,2]	0	0.00%	2,661,105,000	0.56%	2,661,105,000	0.35%
Controller Stake	268,333,286,699	95.14%	216,232,326,229	45.40%	484,565,612,928	63.90%
Treasury Stock	0	0.00%	1,263,690,747	0.27%	1,263,690,747	0.17%
Others	13,694,395,274	4.86%	258,782,305,387	54.33%	272,476,700,661	35.93%

Total	282,027,681,973	100.00%	476,278,322,363	100.00%	758,306,004,336	100.00%

% by type of shares	37.2%	0.00%	62.8%	0.00%	100.0%	0.00%

1 Telmex; 2 Held through ADRs

A registration statement on Form F-3 (“F-3”) has been filed with the U.S. Securities and Exchange Commission (“SEC”) regarding the shares, ADSs and the related subscription rights to be offered in the United States of America and has been declared effective. This press release does not constitute an offer to sell or the solicitation of an offer to buy shares, ADSs or the related subscription rights in the United States or to U.S. persons (as such term is defined under Regulation S under the U.S. Securities Act of 1933, as amended, nor shall there be any sale of shares or subscription rights in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is well positioned to be the country's only true national local service provider for corporate customers. Service offerings include: telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network has countrywide coverage with 32,466 km of fiber cables.

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Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2121-9662
fax: (55 21) 2121-6388
email: silvia.pereira@embratel.com.br or invest@embratel.com.br

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.